Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of the following reports in Post-Effective Amendment No. 5 to the Registration Statement (Form S-11 No. 333-147414) and related Prospectus of Apple REIT Nine, Inc. (the “Company”) for the registration of 182,251,082 units, each of which consists of one Common Share and one Series A Preferred Share of the Company:

(1)	our report dated March 2, 2009 with respect to the audited consolidated financial statements and schedule of the Company; and

(2)	our report dated September 29, 2008 with respect to the audited financial statements of the Tucson, Arizona — Hilton Garden Inn; and

(3)	our report dated December 10, 2008 with respect to the audited financial statements of the Bristol, Virginia — Courtyard Marriott Hotel.

/s/ Ernst & Young LLP

Richmond, Virginia

September 2, 2009